Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM CONTINUES TO RIDE THE CYBER
 SECURITY WAVE: SECURES BYPASS
ADAPTERS DESIGN WIN, WORKING WITH THE
CUSTOMER ON vCPE SOLUTION FOR ITS
CLOUD OFFERING

- Current Design Win Expected to Ramp Up to $1M/Year -

KFAR SAVA, Israel — April 3, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has secured an important first Design Win for several versions of its Bypass cards from a well-established Cyber Security customer which has now standardized on Silicom as its networking add-on solution provider. Shipments against this Design Win are expected to ramp up to approximately $1 million per year. In parallel, the customer is considering the potential use of Silicom’s vCPE appliances as part of its Cloud offering

“We are very pleased that this highly-respected Cyber Security player now recognizes Silicom as its go-to provider for networking solutions – a status that we believe will bring us more Design Wins in the future,” commented Shaike Orbach, Silicom’s President & CEO. “Like much of the Cyber Security industry, this customer will soon be adding a Security as a Service Cloud offering to its portfolio, and we are working with them to include our Cloud-related solutions within it. This demonstrates that our product lines are essential building blocks for companies designing and offering systems for both the traditional market and the Cloud. In fact, many of our Cyber Security clients are active in both realms, and to match their needs, we have built an end-to-end value proposition based on second-to-none technology, unbeatable support and strong synergies across all or our product lines – and the industry is responding. As such, we believe that Cyber Security will continue being an important growth driver for our business.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com